Robert A. Waegelein, CPA
President
Chief Financial Officer

44 South Broadway
Suite 1200
White Plains, NY 10601
914-934-8820 phone
914 597-2984 fax
www.UniversalAmerican.com

August 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:                    Mr. Jim B. Rosenberg

RE:                          Universal American Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File No. 001-35149

Dear Mr. Rosenberg:

We acknowledge receipt of the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2013 to Mr. Barasch (the “Comment Letter”), with respect to the Form 10-K of Universal American Corp. (the “Company”) for the fiscal year ended December 31, 2012, filed with the Commission by the Company on March 6, 2013.

Please be advised that we intend to submit our response to the Staff’s comments on or before August 16, 2013, which is seven business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (914) 934-8820.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Robert A. Waegelein

cc:                                Richard A. Barasch, President and Chief Executive Officer